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DuPont Photomasks, Inc.

131 Old Settler's Boulevard
Round Rock, Texas 78664                                          David S. Gino
(512) 310-6526                                        Executive Vice President
(512) 310-6544                                         Chief Financial Officer



June 18, 1998

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

RE:  DuPont Photomasks, Inc.
     Registration Statement on Form S-3 (Reg. No. 333-52439)
     Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of the General Rules and Regulations of the Securities Act of 1933, as amended, DuPont Photomasks, Inc. hereby applies for the withdrawal of the above-referenced Registration Statement, on the grounds that Registrant does not intend to consummate the offering contemplated therein due to prevailing market conditions.

Please do not hesitate to contact the undersigned at (512) 310-6526 or Ronald
G. Skloss at (512) 479-2952 if you have any questions regarding this application.

Sincerely,


/s/ David S. Gino
---------------------------
David S. Gino
Executive Vice President - Finance
Chief Financial Officer

DSG/sd

cc:  Ronald G. Skloss, Brobeck, Phleger & Harrison, L.L.P.
     Alan Dean, Davis Polk & Wardwell